

April 24, 2018

Via E-mail

Robert B. Stewart, Jr.
President
Acacia Research Corp.
520 Newport Center Drive
Newport Beach, California

Re: Acacia Research Corp.
PRER14A filed April 13, 2018
File No. 001-37721

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Solicitation, page 7

1. Please expand your disclosure to summarize any material developments that transpired in the year-long search process that culminated in the appointments of Messrs. Davis and Falzone. For instance, to the extent applicable, discuss whether an independent third party consultant firm was used and whether multiple nominees were presented to the board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Dennis Block
        Dmitriy Tartakovskiy
        GreenbergTraurig